Exhibit 99.1

Innate Pharma Announces Its Participation to Upcoming Investor Conferences and Conference Call for First Half 2023 Business Update

MARSEILLE, France--(BUSINESS WIRE)--August 29, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that members of its senior management team are scheduled to participate in upcoming investor conferences, detailed below. In addition, the Company will hold a conference call on Thursday, September 14, 2023, at 2 p.m. CEST / 8 a.m. EDT, to give an update on business progress during the first half of 2023.

  Citi’s 18th Annual BioPharma Conference
  Event Date: September 6 – 7, Boston
  H.C. Wainwright 25th Annual Global Investment Conference
  Event Date: September 11 – 13, New-York
  Morgan Stanley 21st Annual Global Healthcare Conference
  Event Date: September 11 – 13, New-York
  First Half 2023 Financial Results and Business Update
  Event Date: September 14 – Conference call and Webcast

Details for the First Half 2023 Business Update Virtual Event

Thursday, September 14, 2023, at 2 p.m. CEST / 8 a.m. EDT

The live webcast will be available at the following link:

https://events.q4inc.com/attendee/859850812

Participants may also join via telephone using the following registration link: https://registrations.events/direct/Q4E60903

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu